UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ONYX SOFTWARE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

683401 101 (CUSIP Number)

DECEMBER 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Page 1 of 6 Pages

CUSIP NO. 683401 101	Schedule 13G Amendment No. 3	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Brent R. Frei

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,154,802 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 3,154,802 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,802

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%

12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 6 Pages

SCHEDULE 13G

Item 1(a). Name of Issuer.

This Schedule 13G relates to Onyx Software Corporation, a Washington corporation (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 3180 – 139th Avenue S.E., Suite 500, Bellevue, WA 98005, which address, on January 24, 2003, changed to 1100 112th Avenue NE, Suite 100, Bellevue, WA 98004.

Item 2(a). Name of Person Filing.

This Schedule 13G relates to Brent R. Frei.

Item 2(b). Address of Principal Business Office or, if None, Residence.

The business address of the reporting person is c/o Onyx Software Corporation, 3180 - 139th Avenue S.E., Suite 500, Bellevue, WA 98005, which address, on January 24, 2003, changed to 1100 112th Avenue NE, Suite 100, Bellevue, WA 98004.

Item 2(c). Citizenship.

Mr. Frei is a United States citizen.

Item 2(d). Title of Class of Securities.

This Schedule 13G relates to the Company’s common stock, $.01 par value (the “Common Stock”).

Item 2(e). CUSIP Number.

The CUSIP number for the Company’s Common Stock is 683401 101.

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Page 3 of 6 Pages

(e) ☐	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13-d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

The following describes the ownership of Common Stock by Brent R. Frei as of December 31, 2002:

(a)	Amount beneficially owned: 3,154,802 shares

(b)	Percent of class: 6.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 3,154,802 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,154,802 shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 4 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Pages 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2003

/s/ BRENT R. FREI
Brent R. Frei

Page 6 of 6 Pages